UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Mechel Announces Coke Oven Battery No. 4 Commissioning At Its Mechel-Coke OOO
Subsidiary

Chelyabinsk, Russia – June 10, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that the official ceremony was held today which was dedicated to the restart of coke oven battery No. 4 at its
Chelyabinsk Metallurgical Plant’s Mechel-Coke OOO subsidiary. The ceremony took place on the eve of the state holiday – Russia Day.  Chelyabinsk Metallurgical
Plant (CMP) is a part of Mechel group of companies.  Coke oven battery No. 4’s operations were suspended in January 2008 due to its capital repair.
The official commissioning of coke oven battery No. 4 was attended by the
Chelyabinsk Region Governor Pyotr Sumin, Chelyabinsk Region Chief Federal
Inspector Andrey Andrianov, Chelyabinsk Region Deputy Governor Yury Klepov,
Chelyabinsk Region Minister of Industry and Natural Resources Evgeny Teftelev,
Chelyabinsk City Duma Chairman Boris Vidgof, Deputy Chelyabinsk City Mayor
Sergey Komyakov, and other honorable guests.  Mechel OAO was represented at the meeting by its Chief Executive Officer Igor Zyuzin, Mechel Management OOO Chief
Executive Officer Andrey Deineko, Mechel OAO Senior Vice President Victor
Trigubko. Chelyabinsk Metallurgical Plant OAO Managing Director Sergey Malyshev
and Mechel-Coke OOO General Director Pavel Shtark also attended the ceremony.
Following the commissioning of the blast furnace No. 4 at Chelyabinsk
Metallurgical Plant in April 2009 with a view to fulfill its production plans, the plant’s needs in coke have grown significantly.  Today, the plant operates more than 100% average monthly capacity as compared to the pre-crisis production levels. Coke oven No. 4 will supply additional coke to CMP’s blast furnace workshop and produce 200 million cubic meters of gas for operation of the plant’s power facilities.
The accomplished reconstruction of coke oven battery No. 4 enabled enhancing its production and quality performance.  The renovated unit comprising 61 oven chambers with 20.0 cubic meter capacity each will produce approximately 440,000 tonnes of coke annually, i.e. 90,000 tonnes more than prior to accomplishment of the repair measures.  In the course of the capital repair, the oven walls have been partially re-laid, battery reinforcement has been replaced, and gas exhaust and intake equipment has been repaired and partially replaced.  Capital repair of coking machines has been accomplished and a new power supply circuit and instrumentation and automated control systems with modern hardware components have been installed.
Also the following technical innovations have been implemented during reconstruction: construction of the endmost vertical refractory laying has been changed, which will enable eliminating risk of coke falls during coke release.
In addition, the project provides for arrangements to improve the environmental situation.  Thus, gas exhaust columns have been installed with the use of a cap pneumatic compression system to reduce gas emission.
The capital repair of the coke oven battery was carried out from January to
October 2008 in line with Mechel-Coke OOO’s long-term development plan and with a view to maintain utilization of the coke production facilities and to satisfy the needs of CMP’s blast furnace production. Later it was put to hot standby mode due to the change in the plant’s production programs.
 “The commissioning of coke oven No. 4 has strategic importance for implementation of the planned production programs of Mechel-Coke OOO and CMP
OAO.  It is also a clear evidence of existence and results of synergies between
Mechel’s subsidiaries.  At present, the market needs and growing demand for
Chelyabinsk Metallurgical Plant’s metal products and, correspondingly, increase of its pig iron production have brought about resumption of the plant’s needs in coke and resumption of coke oven No. 4 operations.  That will have a positive impact on our subsidiaries’ economic performance and staff load,” Mechel OAO
Senior Vice President Vladimir Polin commented.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: 06/10/2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO